November 13, 2013

Filed pursuant to Rule 433

Registration Statement No. 333-186853

FMS Wertmanagement

Pricing Term Sheet

U.S.$2,000,000,000 1.625% Notes due November 20, 2018

Issuer:	FMS Wertmanagement

Issuer Ratings[1]:	AAA by Standard & Poor’s, Aaa by Moody’s Investors Service[2] and AAA by Fitch Ratings

Status of the Notes:	Senior, unsecured, unsubordinated

Currency/Size:	U.S.$2,000,000,000

Pricing:	November 13, 2013

Settlement:	November 20, 2013 (T + 5)

Maturity:	November 20, 2018

Interest Payment Dates:	May 20 and November 20, with the Notes bearing interest from November 20, 2013, with the initial interest payment being made on May 20, 2014

Coupon:	1.625% per annum, payable semi-annually in arrears, 30/360 unadjusted following

Reoffer Spread vs Midswaps:	MS + 13 bps

Reoffer Spread vs Benchmark:	UST + 24.9 bps

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

[2]	Outlook changed to “negative” on July 23, 2012.

Reoffer Price:	99.838%

Reoffer Yield:	1.659%

Underwriting Commissions:	0.125%

All-in Price:	99.713%

All-in Yield:	1.685%

Net Proceeds to the Issuer:	U.S.$1,994,260,000

Settlement:	DTC (deliverable through Euroclear and Clearstream)

Benchmark:	UST 1.250% due October 31, 2018

Benchmark Yield:	1.410%

Denominations:	U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof

Joint-Leads:	Deutsche Bank AG, London Branch HSBC Bank plc J.P. Morgan Securities plc Morgan Stanley & Co. International plc

Business Days:	New York

Listing:	Expected on Luxembourg Stock Exchange

ISIN / CUSIP:	US30254WAD11 / 30254WAD1

Governing Law:	New York law

The issuer has filed a registration statement (including a preliminary prospectus, which contains information that is not complete and may be changed) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling +1-866-718-1649. The registration statement including the preliminary prospectus may also be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000119312513074073/d488347dsb.htm, and the preliminary prospectus supplement may be accessed through the hyperlink http://www.sec.gov/Archives/edgar/data/1556421/000119312513437930/d623483d424b5.htm. Information found through hyperlinks from the above hyperlink is not part of this pricing term sheet.